UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

On April 15, 2025, the board of directors (the “Board”) of VCI Global Limited (the “Company”) increased the size of its Board and appointed Yong Goon Wey (Zoe) as an independent director. The Board has determined that Ms. Yong meets the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Securities Exchange Act of 1934, as amended.

Ms. Yong is a seasoned finance and investment professional with over 15 years of experience in asset management, private equity, and insurance. She brings strong leadership, cross-functional expertise, and a strategic mindset to the VCIG board, with a proven track record in financial operations, stakeholder management, compliance, and risk governance across multiple markets. Currently, she is the Head of Asset Controlling at a multinational corporation offering range of insurance solutions. She oversees asset administration and custodian operations for high-net-worth portfolios. She also leads private equity investment processes, drives governance and compliance, and liaises with stakeholders on valuation, legal, and reporting matters. Her previous roles include managerial positions at asset management company and global investment house, where she led fund operations, entity setup, tax compliance, and process improvement across Singapore, Mauritius, and the Cayman Islands. With significant experience in the professional services sector, she has served as an Audit Manager at KPMG Services Singapore and previously held a Supervisor position at Ernst & Young Malaysia.

Ms. Yong is a Fellow Chartered Accountant (ACCA) and a member of ISCA. She holds a BSc (Hons) in Applied Accounting from Oxford Brookes University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 21, 2025	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

2